Exhibit 20.1

Tuesday September 28, 3:28 pm Eastern Time

Sparta Foods buying Arizona tortilla firm

ST. PAUL, Sept 28 (Reuters) - Sparta Foods Inc. said Tuesday it has agreed to acquire substantially all of the assets of Food Products Corp., a tortilla manufacturer in Phoenix, Ariz., for cash and notes.

The exact terms were not disclosed.

Sparta said with the addition of new products under the name Arizona Brand and Spanish Bell, its sales should exceed $30 million for the fiscal year ending Sept. 30, 2000. Revenues in 1998 were about $9 million.

"This agreement marks another major step, and our first acquisition, toward achieving our strategic objective of becoming a national tortilla supplier," said Sparta president and chief executive officer Joel Bachul in a statement.

Food Products manufactures and distributes tortillas, tortilla chips and other snack products in Arizona, California, Nevada, New Mexico, Colorado, Utah and Texas.

Ken Charbonneau, former president and co-owner of Arizona Brand, will continue as president of the new division of Sparta Foods. Also remaining is Michael DePinto, former vice president of operations and co-owner of Arizona Brand.

Stock of Sparta Foods was halted on Nasdaq pending release of the news.